U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C.  20549
                                   FORM 12b-25

                           Notification of Late Filing


     [ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
     [ ] Form N-SAR

     For Period Ended:  October 31, 1995

     [ ] Transaction Report on Form 10-K
     [ ] Transaction Report on Form 20-F
     [ ] Transaction Report on Form 11-K
     [ ] Transaction Report on Form 10-Q
     [ ] Transaction Report on Form N-SAR
     For the Transition Period Ended:  ____________________________________

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________

     ______________________________________________________________________

     PART I -- REGISTRANT INFORMATION

     Full Name of Registrant:  Pacific Security Companies

     Former Name if Applicable:

     Address of Principal Executive Office (Street and Number):

     10 N. Post Street, 525 Peyton Building, Spokane, Washington 99201
     ----------------------------------------------------------------------
     (City, State and Zip Code)


     PART II -- RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b),
     the following should be completed. (Check box if appropriate)      [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed date; and
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     (c)  The accountant's statement or other exhibit required by Rule 12b-
          25(c) has been attached if applicable.


     PART III -- NARRATIVE

     Due to some recent operational changes, the information needed to file an accurate 10-Q was not available for timely filing.


     PART VI -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this
         notification:  Donald J. Migliuri    (509)          624-0183
                        ---------------------------------------------------
                        Name                 Area Code     Telephone No.

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify
         report(s).                                         [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
         subject report or portion thereof?                 [ ] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Pacific Security Companies
     --------------------------------------------
     (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


     Date:  December 18, 1995           By:  /s/ Donald J. Migliuri
                                             ------------------------------
                                             Donald J. Migliuri, Secretary-
                                             Treasurer, Chief Financial
                                             Officer
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